Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (Gold Fields or the Company) Operational update for the quarter ended 30 September 2024 - Attributable production 12% higher (QoQ) at 510koz - All-in sustaining costs (AISC) 3% lower (QoQ) at US$1,694/oz - All-in costs (AIC) 5% lower (QoQ) at US$1,909/oz JOHANNESBURG, 14 November 2024: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2024. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December. Statement by Mike Fraser, CEO Improved performance in Q3 Our operations achieved notable improvements in the quarter delivering a 12% increase in production to 510koz, and a 5% decrease in all-in cost (AIC) quarter on quarter (QoQ). At the start of the year, I highlighted five key priority areas for 2024 in line with the delivery of our strategy. As a reminder these were: - Ensuring the physical and psychological safety of our people. - Safe delivery against our production and cost targets. - Delivery of the Salares Norte ramp-up. - Continuing to improve the value and quality of our portfolio. - Continuing progress towards meeting our 2030 ESG targets. Below I provide an update on performance against these priorities. Ensuring the physical and psychological safety of our people The health, safety and wellbeing of our people remains our number one value and is core to everything that we do. As a leadership team, we believe that we can achieve a serious injury and fatality-free business, guaranteeing that everyone who works at Gold Fields goes home safe and well every day. Our safety trends for Q3 2024 were encouraging, with no serious injuries reported during the quarter. The total recordable injury frequency rate improved during Q3 to 2.26 per million hours worked from 3.14 in H1 2024. To maintain ongoing focus on safety, we continue to prioritise the actions underpinning our safety improvement roadmap, detailed below, with additional risk containment support being deployed in areas of higher risk across the business. Earlier this year, we undertook a review of the Group's safety culture, systems and practices, and identified a number of areas for improvement. The insights and expertise from employees and business partners were integral to this review, which now serves as the foundation of our safety improvement roadmap. This roadmap aims to bring about improvement to our safety performance through a multi-year Group-wide safety programme, which seeks to: - Develop and empower leaders across all levels to shift safety mindsets. - Improve our safety and risk systems to reduce risk and eliminate serious injuries and fatalities. - Partner with business partners on our safety guarantee through a standard business partner framework.

Fostering respectful workplaces is fundamental to our culture and is essential to delivering on our safety guarantee. We continue to make good progress in implementing the recommendations made in last year's Respectful Workplace independent across our business. Safe delivery against our production targets We recorded material improvement in our operating performance across the portfolio in the quarter under review, with notable increases in production delivered at Gruyere (+10% QoQ), Granny Smith (+16% QoQ), St Ives (+20% QoQ), South Deep (+23% QoQ), Tarkwa (+11% QoQ) and Cerro Corona (+14% QoQ). Group attributable gold-equivalent production for Q3 2024 was therefore 12% higher QoQ at 510koz (Q2 2024: 454koz), but 6% lower YoY (Q3 2023: 542koz). A further step-up is expected in Q4 2024, underpinned by continued improvements at Gruyere, St Ives, South Deep, Tarkwa and Cerro Corona, together with Salares Norte's first meaningful quarterly contribution. Group AIC for Q3 2024 decreased by 5% QoQ to US$1,909/oz (Q2 2024: US$2,008/oz) mainly due to the higher gold sold. It was, however, 18% higher YoY (Q3 2023: US$1,622/oz) due to lower gold sold compared to Q3 2023, coupled with higher capital expenditure. AISC for Q3 2024 of US$1,694/oz was 3% lower QoQ benefiting from higher gold production (Q2 2024: US$1,751/oz) but 23% higher YoY (Q3 2023: US$1,381/oz). Net debt decreased by US$30m to US$1,123m at the end of September 2024, mainly due to strong cash generation which was partially offset by payment of the interim dividend of US$152m (June 2024: US$153m). We remain in a strong financial position with a net debt to EBITDA of 0.47x at the end of Q3 2024, compared to 0.53x in Q2 2024. Post the quarter-end we paid US$1.39bn (C$1.93bn), net of cash received, in full and final settlement of the Osisko Mining Inc (Osisko) acquisition which was completed on 25 October 2024. This was paid from cash on hand, undrawn debt facilities and liquidity facilities totalling US$750m that were executed in October 2024. Update on South Deep: Operational improvements in Q3 South Deep gold production increased by 23% (411kg) to 2,229kg (71.7koz) in Q3 2024 with higher production underpinned by improved stope availability (following positive progress made with backfill rehandling) and improved long hole stope drilling. Access to and turnaround of stopes was therefore markedly improved in the quarter. The mine made significant progress in rehandling backfill material. Backfill leakage was also reduced and in Q3 was less than 1% of total backfill volumes placed. Reef grade improved by 15% from 5.53g/t to 6.34g/t, as the mine gained access to previous destress areas and with the opening of the mining footprint. Delivery of the Salares Norte ramp-up Ramp-up of Salares Norte recommenced slightly ahead of the planned plant restart date of 30 September 2024 and the mine produced 198oz- eq during Q3 2024. The quarter under review was focused on unfreezing and purging remaining material in the primary circuits Installation of by-pass circuits early in the winter ensured that the main components of the plant could continue to run and circulate solution while the main circuit was being cleaned. Despite experiencing a late snow event in early October 2024, ramp-up has continued according to plan and is expected to proceed into H1 2025, with commercial levels of production set to be achieved in Q2 2025. Steady state throughput on a monthly basis is expected in Q4 2025. Guidance for Salares Norte remains unchanged for 2024 at 40koz-eq - 50koz-eq. 2025 gold-equivalent production is expected to be between 325koz-eq - 375koz-eq at AISC of US$975/oz-eq - US$1,125/oz-eq, depending on the ramp-up progress. 2026 is anticipated to be the first full year of steady-state production.

The capture and relocation of the Chinchillas was put on hold in Q3 2024, in line with our plan to halt activities during the winter months. The urgent and transitional measure (MUT) issued by Chile's Superintendence of Environment (SMA) ordering the suspension of dismantling activities at Rockery Area No 3, located at the North waste dump of the mine, expired on 3 October 2024. During the quarter, we had constructive engagement with the SMA, following which we have implemented several improvements to our planned processes. Capture and relocation activities are scheduled to recommence at Rockery Area No 3 in November 2024. Suspension of the capture and relocation programme during the winter period has had no impact on the current operations or future plans for Salares Norte's production. Continuing to improve the value and quality of our portfolio Acquisition of Osisko, consolidating 100% ownership in Windfall, a quality, multi-decade asset On 12 August, Gold Fields announced an all-cash offer to acquire 100% of the outstanding shares of Osisko. Gold Fields paid C$1.93bn (US$1.39bn) net of cash received, in settlement of the transaction. The transaction was finalised on 25 October 2024, following receipt of all regulatory approvals and approval by 99.5% of the Osisko shareholders voting at a special shareholder meeting held on 17 October 2024. The transaction consolidates Gold Fields' 50% stake into full ownership and control of the Windfall Project and its entire exploration district (c.2,500km(2)) in Québec, Canada. It also eliminates our existing obligation of a C$300m deferred cash payment and a C$75m exploration commitment, which formed part of the original JV agreement. Current focus for the project is obtaining the required environmental permitting for full scale construction and undertaking the engineering work required to take the project to our Board for a final investment decision. Construction will commence following Board approval and is expected to take approximately 18 to 24 months. We will provide a more definitive timeline for the project in the new year. Key members of the current Windfall team have remained with the project and we are currently working to integrate the team into Gold Fields. Engagements for the execution of an Impact Benefit Agreement with the Cree First Nation of Waswanipi and the Cree Nation Government are also ongoing. Update on the Tarkwa/Iduapriem JV in Ghana As per our joint announcement released on SENS on 7 November 2024, notwithstanding constructive engagement with the Government of Ghana since the announcement of the proposed joint venture on 16 March 2023, the requisite approvals by the Government for the JV have not yet been obtained. Gold Fields and AngloGold Ashanti have sought to secure these approvals ahead of the October 2024 parliamentary recess before the Ghana national elections set for December 2024. Both companies continue to believe that a combination of these two neighbouring mines into a single managed entity is compelling, given that it is anticipated to extend life-of-mine, increase production and lower costs, thereby creating value for all stakeholders. In the absence of the requisite approvals from the Government of Ghana and clear timelines for execution of an agreement, Gold Fields and AngloGold Ashanti will maintain engagement in relation to a potential asset combination while separately continuing to pursue improvements to their respective assets. Continuing progress towards our 2030 ESG targets We are progressing our commitment to decarbonise our mines and reduce energy costs. During the quarter, construction continued on the St Ives Renewables Project, which we expect to be operational in 2026. Once completed it is expected to deliver over 70% of the mine's electricity requirements and reduce the mine's electricity costs to a third of previously projected 2026 costs. Construction of the renewable project has been slightly delayed resulting in some of the capital planned for 2024 being pushed into 2025. As such, capital spend on the project during 2024 will be lower than originally planned.

During the quarter we also commenced with expansion of our solar farm at Granny Smith. Upon completion, scheduled for early 2025, the mine will have a total of 19MW of solar capacity - an increase of 11MW - as well as additional 7MW capacity through a battery energy storage system. The expansion will enable up to 21% of the mine's energy requirements to be generated through renewable energy sources.

Subsequent to the quarter-end, on 11 October 2024, the environmental impact assessment for in-pit tailings deposition at our Cerro Corona mine was approved by the relevant authorities. The approval effectively extends the mine's expected life to 2031. Mining activities at the mine will continue at current levels until the end of 2025, after which the mine will process stockpiled ore until 2031.

In August, the Gold Fields Ghana Foundation handed over the newly constructed and refurbished Tarkwa & Abosso (T&A) Stadium in Tarkwa, to the country's National Sports Authority. Rehabilitation work on the T&A Stadium started in January 2020 and was completed this year at a total cost of US$16.2m. This significant investment has transformed the 400-seat football park into an 8,000-plus seater world-class stadium, which is capable of hosting international matches and will be home to Medeama SC, a Ghana Premier League team. The stadium is also expected to boost business activities, nurture young talent, and facilitate the development of football in the region, including women's football.

Leadership appointments

In August, we announced the appointment of Phil Murnane as Gold Fields' Chief Financial Officer and an executive director of the Company. We are currently finalising Phil's commencement date. Alex Dall will continue as Interim CFO and will work with Phil to ensure a smooth transition.

At the beginning of September, Chris Gratias joined us as EVP Strategy & Corporate Development. Prior to joining Gold Fields, Chris was Global Head of Mining at Canadian investment bank CIBC.

The appointments of Shannon McCrae and Zarina Bassa as non- executive directors to the Company's Board, announced with our H1 2024 results, took effect on 1 August 2024. Zarina also joined the Audit Committee of the Board.

2024 guidance unchanged

We expect a further step up in production in Q4 2024 and are keeping Group FY2024 guidance unchanged from that released with our interim results in August. This is underpinned by increased production at all our operations, with St Ives set to record the largest QoQ increase in Q4 as the Swiftsure and Invincible Footwall South open pits start contributing meaningfully.

Group attributable gold-equivalent production for 2024 is expected to be at the lower end of our guidance of 2.05Moz - 2.15Moz, with AISC of between US$1,580/oz - US$1,670/oz and AIC of between US$1,820/oz - US$1,910/oz.

This implies H2 2024 attributable gold-equivalent production of between 1.11Moz - 1.21Moz. H2 2024 unit costs are expected be lower than those reported for H1 2024, with AISC forecast between US$1,460/oz - US$1,580/oz and AIC set to be between US$1,630/oz - US$1,750/oz for H2 2024.

Mike Fraser
Chief Executive Officer

14 November 2024

Key statistics

	United States Dollar		
	Quarter		
	September	June	September
Figures in millions unless otherwise stated	2024	2024	2023

Gold produced*	oz (000)	510	454	542
- Continuing operations	oz (000)	510	454	526
- Discontinued operations	oz (000)	n/a	n/a	16
Tonnes milled/treated	000	10,172	9,854	10,933
- Continuing operations	000	10,172	9,854	10,225
- Discontinued operations	000	n/a	n/a	708
Revenue (excluding Asanko)	US$/oz	2,493	2,337	1,924
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	54	53	48
AISC#	US$/oz	1,694	1,751	1,381
- Continuing operations	US$/oz	1,694	1,751	1,380
- Discontinued operations	US$/oz	n/a	n/a	1,427
Total AIC#	US$/oz	1,909	2,008	1,622
- Continuing operations	US$/oz	1,909	2,008	1,622
- Discontinued operations	US$/oz	n/a	n/a	1,632
Net debt	US$m	1,123	1,153	1,141
Net debt (excluding lease liabilities)	US$m	684	720	749
Net debt to adjusted EBITDA ratio		0.47	0.53	0.48

* Gold produced in this table is attributable.
At 30 September 2024, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%) and Gruyere JV (50%).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 4% of Group production.
AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices.
Figures may not add as they are rounded independently.

All-in cost reconciliation

		United States Dollar		
			Quarter	
Figures in millions unless otherwise stated		September 2024	June 2024	September 2023
Total AIC for mining operations including Salares Norte	US$/oz	1,840	1,937	1,562
Windfall	US$/oz	49	54	48
Corporate and other	US$/oz	20	17	12
Total AIC	US$/oz	1,909	2,008	1,622

Currencies and metal prices

	United States Dollar		
		Quarter	
Figures in millions unless otherwise stated	September 2024	June 2024	September 2023
US$1-ZAR	17.97	18.56	18.65
A$-US$	0.67	0.66	0.65
Gold price (US$/oz)	2,493	2,337	1,924
Copper price (US$/tonne)	9,204	9,751	8,356

Stock data for the quarter ended September 2024

Number of shares in issue		NYSE - (GFI)	
- at 30 September 2024	895,024,247	Range - Quarter	US$13.34 - US$17.20
- average for nine months	894,833,605	Average Volume - Quarter	3,339,627 shares/day
Free float	100 per cent	JSE Limited - (GFI)	
ADR ratio	1:1	Range - Quarter	ZAR235.00 - ZAR319.20

Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume - Quarter	2,787,539 shares/day

Salient features and cost benchmarks

Figures are in millions unless otherwise stated		United States Dollar						South African Rand
		Total Mine operations and Salares Norte	Peru	Chile Project	Ghana		South Africa	
			Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep	South Deep
Operating results								
Ore milled/treated (000 tonnes)	Sept 2024	10,172	1,539	6	3,733	1,254	789	789
	Jun 2024	9,854	1,433	12	3,667	1,236	753	753
Yield (grams per tonne)	Sept 2024	1.6	0.8	1.1	1.1	0.8	2.8	2.8
	Jun 2024	1.5	0.8	1.3	1.0	0.9	2.4	2.4
Gold produced (000 managed equivalent ounces)	Sept 2024	529.0	41.5	0.2	128.9	33.2	71.7	2,229
	Jun 2024	471.2	36.5	0.5	115.9	37.3	58.5	1,818
Gold produced (000 attributable equivalent ounces)	Sept 2024	510.1	41.3	0.2	116.0	29.9	69.1	2,149
	Jun 2024	453.7	36.3	0.5	104.3	33.5	56.4	1,753
Gold sold (000 managed equivalent ounces)	Sept 2024	524.9	35.2	0.1	131.3	34.1	70.8	2,203
	Jun 2024	491.7	37.9	0.5	120.8	37.9	59.6	1,855
Cost of sales before amortisation and depreciation (million)	Sept 2024	(561.9)	(36.1)	4.7	(127.3)	(60.8)	(94.0)	(1,694.2)
	Jun 2024	(570.8)	(45.3)	(0.4)	(132.6)	(59.5)	(88.8)	(1,650.6)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	Sept 2024	54	35	697	36	28	118	2,131
	Jun 2024	53	40	147	33	25	119	2,214
Sustaining capital (million)	Sept 2024	(225.8)	(4.6)	(37.5)	(53.3)	-	(26.6)	(480.6)
	Jun 2024	(211.9)	(4.5)	(35.1)	(57.9)	(1.8)	(26.0)	(483.4)
Non-sustaining capital (million)	Sept 2024	(67.8)	(0.3)	(46.5)	-	-	-	-
	Jun 2024	(83.1)	(0.2)	(61.4)	-	-	-	-
Total capital expenditure (million)	Sept 2024	(293.6)	(4.9)	(84.0)	(53.3)	-	(26.6)	(480.6)
	Jun 2024	(295.0)	(4.7)	(96.5)	(57.9)	(1.8)	(26.0)	(483.4)
All-in sustaining costs (Dollar per ounce)	Sept 2024	1,677	396	453,930	1,667	2,008	1,747	1,012,837
	Jun 2024	1,737	546	74,677	1,897	1,787	1,924	1,149,439
Total all-in cost (Dollar per ounce)	Sept 2024	1,840	502	1,002,151	1,667	2,008	1,747	1,012,837
	Jun 2024	1,937	672	206,790	1,897	1,787	1,924	1,149,439

Average exchange rates were US$1 = R17.97, US$1 = R18.56 for the September 2024 and June 2024 quarters.
The Australian/US Dollar exchange rates were A$1 = US$0.67, A$1 = US$0.66 for the September 2024 and June 2024 quarters.
Figures may not add as they are rounded independently.

Salient features and cost benchmarks continued

Figures are in millions unless otherwise stated		United States Dollar				Australian Dollar			
		Australia				Australia			
		Agnew	St Ives	Granny Smith	Gruyere 50%	Agnew	St Ives	Granny Smith	Gruyere 50%
Operating results									
Ore milled/treated (000 tonnes)	Sept 2024	298	986	402	1,164	298	986	402	1,164
	Jun 2024	313	1,039	360	1,041	313	1,039	360	1,041
Yield (grams per tonne)	Sept 2024	6.3	2.6	5.8	0.9	6.3	2.6	5.8	0.9
	Jun 2024	5.7	2.1	5.5	0.9	5.7	2.1	5.5	0.9
Gold produced (000 managed equivalent ounces)	Sept 2024	60.9	83.8	74.4	34.4	60.9	83.8	74.4	34.4

	Jun 2024	57.0	70.1	64.2	31.3	57.0	70.1	64.2	31.3
Gold produced (000 attributable equivalent ounces)	Sept 2024	60.9	83.8	74.4	34.4	60.9	83.8	74.4	34.4
	Jun 2024	57.0	70.1	64.2	31.3	57.0	70.1	64.2	31.3
Gold sold (000 managed equivalent ounces)	Sept 2024	60.3	86.2	74.4	32.5	60.3	86.2	74.4	32.5
	Jun 2024	59.3	71.4	72.9	31.2	59.3	71.4	72.9	31.2
Cost of sales before amortisation and depreciation (million)	Sept 2024	(61.8)	(100.0)	(61.5)	(25.2)	(92.5)	(149.5)	(91.9)	(37.6)
	Jun 2024	(59.4)	(90.7)	(63.6)	(30.4)	(90.1)	(137.7)	(96.5)	(46.1)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	Sept 2024	196	91	148	22	293	137	221	33
	Jun 2024	166	82	152	25	251	124	230	38
Sustaining capital (million)	Sept 2024	(7.0)	(52.2)	(16.3)	(28.4)	(10.3)	(78.2)	(24.4)	(42.6)
	Jun 2024	(15.5)	(37.4)	(14.8)	(19.0)	(23.5)	(56.8)	(22.5)	(28.8)
Non-sustaining capital (million)	Sept 2024	(8.6)	(8.0)	(4.4)	-	(12.9)	(12.0)	(6.5)	-
	Jun 2024	(5.9)	(6.8)	(8.7)	-	(9.0)	(10.2)	(13.3)	-
Total capital expenditure (million)	Sept 2024	(15.6)	(60.2)	(20.7)	(28.4)	(23.2)	(90.2)	(30.9)	(42.6)
	Jun 2024	(21.4)	(44.2)	(23.5)	(19.0)	(32.5)	(67.0)	(35.8)	(28.8)
All-in sustaining costs (Dollar per ounce)	Sept 2024	1,302	1,896	1,180	1,928	1,945	2,838	1,764	2,884
	Jun 2024	1,390	1,913	1,188	1,774	2,110	2,903	1,802	2,691
Total all-in cost (Dollar per ounce)	Sept 2024	1,519	2,056	1,253	1,949	2,271	3,077	1,873	2,915
	Jun 2024	1,518	2,064	1,316	1,784	2,303	3,132	1,997	2,707

Average exchange rates were US$1 = R17.97, US$1 = R18.56 for the September 2024 and June 2024 quarters.
The Australian/US Dollar exchange rates were A$1 = US$0.67, A$1 = US$0.66 for the September 2024 and June 2024 quarters.
Figures may not add as they are rounded independently.

Review of operations
Quarter ended 30 September 2024 compared with quarter ended 30 June 2024

Figures may not add as they are rounded independently.

Gruyere

		September 2024	June 2024	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	1,806	1,052	72 %
Waste (Capital)	000 tonnes	12,339	9,219	34 %
Waste (Operational)	000 tonnes	38	39	(3) %
Total waste mined	000 tonnes	12,377	9,258	34 %
Total tonnes mined	000 tonnes	14,183	10,310	38 %
Grade mined	g/t	1.29	1.33	(3) %
Gold mined	000'oz	75.2	44.8	68 %
Strip ratio	waste/ore	6.9	8.8	(22) %
Tonnes milled	000 tonnes	2,329	2,082	12 %
Yield	g/t	0.92	0.93	(1) %
Gold produced	000'oz	68.8	62.5	10 %
Gold sold	000'oz	65.0	62.4	4 %
AIC and capital in table on a 50% basis				
AISC	A$/oz	2,884	2,691	(7) %

	US$/oz	1,928	1,774	(8) %
AIC	A$/oz	2,915	2,707	(7) %
	US$/oz	1,949	1,784	(8) %
Sustaining capital expenditure	A$m	42.6	28.8	(32) %
	US$m	28.4	19.0	49 %
Non-sustaining capital expenditure	A$m	-	-	- %
	US$m	-	-	- %
Total capital expenditure	A$m	42.6	28.8	48 %
	US$m	28.4	19.0	49 %

As previously reported Gruyere was affected by a significant rainfall event in March 2024 which negatively impacted the mine's operational performance and results in the first half of the year. In the quarter under review, production improved considerably, with total tonnes mined increasing by 38% to 14.2Mt compared to 10.3Mt in the June quarter.

Gold production was consequently 10% higher at 68,800oz in the September quarter up from 62,500oz in the June quarter due to increased ore processed. Gold production is expected to increase further in Q4 2024.

Despite the higher gold produced, AIC increased by 7% to A$2,915/oz (US$1,949/oz) in the September quarter from A$2,707/oz (US$1,784/oz) in the June quarter mainly due to increased capital expenditure as pre-stripping of Stages 4 and 5 of the Gruyere pit continued.

Total capital expenditure (on a 50% basis) was 48% higher at A$43m (US$28m) in the September quarter compared to A$29m(US$19m) in the June quarter. The focus remains on pre-stripping at Stages 4 and 5 of the Gruyere pit in line with the revised mine plan to catch up on the shortfall in pre-strip mining following the rainfall event.

Granny Smith

		September 2024	June 2024	% Variance
Underground ore mined	000 tonnes	385	373	3 %
Underground waste mined	000 tonnes	138	140	(1) %
Total tonnes mined	000 tonnes	523	513	2 %
Grade mined - underground	g/t	6.16	5.86	5 %
Gold mined	000'oz	76.3	70.2	9 %
Tonnes milled	000 tonnes	402	360	12 %
Yield	g/t	5.76	5.55	4 %
Gold produced	000'oz	74.4	64.2	16 %
Gold sold	000'oz	74.4	72.9	2 %
AISC	A$/oz	1,764	1,802	2 %
	US$/oz	1,180	1,188	1 %
AIC	A$/oz	1,873	1,997	7 %
	US$/oz	1,253	1,316	5 %
Sustaining capital expenditure	A$m	24.4	22.5	8 %
	US$m	16.3	14.8	10 %
Non-sustaining capital expenditure	A$m	6.5	13.3	(51) %
	US$m	4.4	8.7	(49) %
Total capital expenditure	A$m	30.9	35.8	(14) %
	US$m	20.7	23.5	(12) %

Gold production increased by 16% to 74,400oz in the September quarter from 64,200oz in the June quarter due to higher tonnes processed and increased yield. Tonnes processed increased by 12% while yield was 4% higher as additional areas were opened allowing for more volumes to be mined at better grades.

Higher gold sold and lower capital expenditure resulted in a 7% decrease in AIC to A$1,873/oz (US$1,253/oz) in the September quarter from A$1,997/oz (US$1,316/oz) in the June quarter.

Total capital expenditure decreased by 14% to A$31m (US$21m) in the September quarter from A$36m (US$24m) in the June quarter with less development completed in the Z135 area due to ventilation restrictions and increased ground support requirements.

St Ives

		September 2024	June 2024	% Variance
Underground				
Ore mined	000 tonnes	522	423	23 %
Waste mined	000 tonnes	210	210	- %
Total tonnes mined	000 tonnes	732	633	16 %
Grade mined	g/t	4.35	4.19	4 %
Gold mined	000'oz	73.0	57.0	28 %
Surface				
Ore mined	000 tonnes	12	-	100 %
Waste (Capital)	000 tonnes	3,966	2,659	49 %
Waste (Operational)	000 tonnes	-	-	- %
Total waste mined	000 tonnes	3,966	2,659	49 %
Total tonnes mined	000 tonnes	3,978	2,659	50 %
Grade mined	g/t	1.02	-	100 %
Gold mined	000'oz	0.4	-	100 %
Strip ratio	waste/ore	344.1	-	100 %
Total (underground and surface)				
Total ore mined	000 tonnes	534	423	26 %
Total grade mined	g/t	4.28	4.19	2 %
Total tonnes mined	000 tonnes	4,710	3,292	43 %
Total gold mined	000'oz	73.4	57.0	29 %
Tonnes milled	000 tonnes	986	1,039	(5) %
Yield - underground	g/t	4.08	3.03	35 %
Yield - surface	g/t	1.19	0.99	20 %
Yield - combined	g/t	2.64	2.10	26 %
Gold produced	000'oz	83.8	70.1	20 %
Gold sold	000'oz	86.2	71.4	21 %
AISC	A$/oz	2,838	2,903	2 %
	US$/oz	1,896	1,913	1 %
AIC	A$/oz	3,077	3,132	2 %
	US$/oz	2,056	2,064	- %

Sustaining capital expenditure	A$m	78.2	56.8	38 %
	US$m	52.2	37.4	40 %
Non-sustaining capital expenditure	A$m	12.0	10.2	18 %
	US$m	8.0	6.8	18 %
Total capital expenditure	A$m	90.2	67.0	35 %
	US$m	60.2	44.2	36 %

Gold production increased by 20% 83,800oz in the September quarter from 70,100oz in the June quarter due to higher ore processed from underground sources. In line with the mine plan, production is expected to increase further in Q4 2024 when the Swiftsure and Invincible Footwall South open pits transition from capital waste mining to ore production.

AIC decreased by 2% to A$3,077/oz (US$2,056/oz) in the September quarter from A$3,132/oz (US$2,064/oz) in the June quarter due to higher gold sold which was partially offset by increased capital expenditure.

Total capital expenditure increased by 35% to A$90m (US$60m) in the September quarter from A$67m (US$44m) in the June quarter with increased expenditure on the Renewables Power Project and higher capital waste strip at Swiftsure and Invincible Footwall South open pits.

Agnew

		September 2024	June 2024	% Variance
Underground				
Ore mined	000 tonnes	277	315	(12) %
Waste mined	000 tonnes	272	237	15 %
Total tonnes mined	000 tonnes	549	552	(1) %
Grade mined	g/t	6.66	5.54	20 %
Gold mined	000'oz	59.3	56.0	6 %
Tonnes milled	000 tonnes	298	313	(5) %
Yield - underground	g/t	6.35	5.66	12 %
Yield - surface	g/t	-	-	- %
Yield - combined	g/t	6.35	5.66	12 %
Gold produced	000'oz	60.9	57.0	7 %
Gold sold	000'oz	60.3	59.3	2 %
AISC	A$/oz	1,945	2,110	8 %
	US$/oz	1,302	1,390	6 %
AIC	A$/oz	2,271	2,303	1 %
	US$/oz	1,519	1,518	- %
Sustaining capital expenditure	A$m	10.3	23.5	(56) %
	US$m	7.0	15.5	(55) %
Non-sustaining capital expenditure	A$m	12.9	9.0	43 %
	US$m	8.6	5.9	46 %
Total capital expenditure	A$m	23.2	32.5	(29) %
	US$m	15.6	21.4	(27) %

Gold production increased by 7% to 60,900oz in the September quarter from 57,000oz in the June quarter due to the increased grade of ore mined and processed.

AIC decreased by 1% to A$2,271/oz (US$1,519oz) in the September quarter from A$2,303/oz (US$1,518oz) in the June quarter, due to higher gold sold and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation as a result of increased operational development metres achieved.

Total capital expenditure decreased by 29% to A$23m (US$16m) in the September quarter from A$33m (US$21m) in the June quarter due to decreased capital development at Waroonga following unfavourable ground conditions in the lower levels of the Kath ore body. Remedial rehabilitation work is underway to establish access to the work areas.

South Deep

		September 2024	June 2024	% Variance
Ore mined	000 tonnes	449	445	1 %
Waste mined	000 tonnes	83	99	(16) %
Total tonnes	000 tonnes	532	544	(2) %
Grade mined - underground reef	g/t	6.34	5.53	15 %
Grade mined - underground total	g/t	5.35	4.52	18 %
Gold mined	kg	2,847	2,459	16 %
	000'oz	91.5	79.1	16 %
Development	m	3,346	3,206	4 %
Secondary support	m	3,614	2,557	41 %
Backfill	m3	102,141	153,382	(33) %
Ore milled - underground reef	000 tonnes	433	418	4 %
Ore milled - underground waste	000 tonnes	49	53	(8) %
Total underground tonnes milled	000 tonnes	482	471	2 %
Ore milled - surface	000 tonnes	307	282	9 %
Total tonnes milled	000 tonnes	789	753	5 %
Yield - underground reef	g/t	5.08	4.28	19 %
Surface yield	g/t	0.09	0.10	(10) %
Total yield	g/t	2.82	2.41	17 %
Gold produced	kg	2,229	1,818	23 %
	000'oz	71.7	58.5	23 %
Gold sold	kg	2,203	1,855	19 %
	000'oz	70.8	59.6	19 %
AISC	R/kg	1,012,837	1,149,439	12 %
	US$/oz	1,747	1,924	9 %
AIC	R/kg	1,012,837	1,149,439	12 %
	US$/oz	1,747	1,924	9 %
Sustaining capital expenditure	Rm	480.6	483.4	(1) %
	US$m	26.6	26.0	2 %
Non-sustaining capital expenditure	Rm	-	-	- %
	US$m	-	-	- %

Total capital expenditure	Rm	480.6	483.4	(1) %
	US$m	26.6	26.0	2 %

Gold produced increased by 23% to 2,229kg (71 700oz) in the September quarter from 1,818kg (58 500oz) in the June quarter, driven by improved grades as mining moved into higher grade areas in line with mining sequence while tonnes mined remained steady.

AIC reduced by 12% to R1,012,837/kg (US$1,747/oz) in the September quarter from R1,149,439/kg (US$1,924/oz) in the June quarter, mainly due to the higher gold sold in the current quarter.

Total capital expenditure decreased by 1% to R481m (US$27m) in the September quarter from R483m (US$26m) in the June quarter. The main expenditure items relate to underground fleet refurbishments, shaft infrastructure maintenance and new mine development.

Damang

		September 2024	June 2024	% Variance
Tonnes milled	000 tonnes	1,254	1,236	1 %
Yield	g/t	0.82	0.94	(13) %
Gold produced	000'oz	33.2	37.3	(11) %
Gold sold	000'oz	34.1	37.9	(10) %
AISC	US$/oz	2,008	1,787	(12) %
AIC	US$/oz	2,008	1,787	(12) %
Sustaining capital expenditure	US$m	-	1.8	(100) %
Non-sustaining capital expenditure	US$m	-	-	- %
Total capital expenditure	US$m	-	1.8	(100) %

Gold production decreased by 11% to 33,200oz in the September quarter from 37,300oz in the June quarter as the mine continued to process stockpiled ore. The lower production was mainly due to a 13% decrease in yield to 0.82g/t in the September quarter as lower grade stockpiled material was processed in the quarter under review.

AIC increased by 12% to US$2,008/oz in the September quarter from US$1,787/oz in the June quarter mainly due to lower gold sold.

Total capital expenditure was nil in the September quarter decreasing from US$2m in the June quarter mainly due to the completion of the Far East Tailings Storage Facility Stage 4 raise project in the June quarter.

Tarkwa

		September 2024	June 2024	% Variance
Ore mined	000 tonnes	3,809	3,600	6 %
Waste (Capital)	000 tonnes	8,428	9,406	(10) %
Waste (Operational)	000 tonnes	13,364	11,446	17 %
Total waste mined	000 tonnes	21,792	20,852	5 %
Total tonnes mined	000 tonnes	25,601	24,452	5 %
Strip ratio	waste/ ore	5.7	5.4	6 %

Grade mined	g/t	1.18	1.06	11 %
Gold mined	000'oz	144.1	122.5	18 %
Tonnes milled	000 tonnes	3,733	3,667	2 %
Yield	g/t	1.07	0.98	9 %
Gold produced	000'oz	128.9	115.9	11 %
Gold sold	000'oz	131.3	120.8	9 %
AISC	US$/oz	1,667	1,897	12 %
AIC	US$/oz	1,667	1,897	12 %
Sustaining capital expenditure	US$m	53.3	57.9	(8) %
Non-sustaining capital expenditure	US$m	-	-	- %
Total capital expenditure	US$m	53.3	57.9	(8) %

Gold production increased by 11% to 128,900oz in the September quarter from 115,900oz in the June quarter due to higher yield. Yield increased by 9% to 1.07g/t in the September quarter from 0.98g/t in the June quarter due to higher feed grade in the September quarter with key ore blocks now being exposed following the increased waste stripping in H1 2024. In the September quarter, 3.01Mt was fed from ex-pit at a grade of 1.23g/t and 0.73Mt from stockpile at a grade of 0.78g/t compared to 2.78Mt at 1.15g/t from ex-pit and 0.89Mt from stockpile at a grade of 0.79g/t in the June quarter.

AIC decreased by 12% to US$1,667/oz in the September quarter from US$1,897/oz in the June quarter due to higher gold sold, lower capital expenditure and lower cost of sales before depreciation and amortisation.

Total capital expenditure decreased by 8% to US$53m in the September quarter from US$58m in the June quarter due to lower capital waste tonnes mined in the September quarter.

Salares Norte

		September 2024	June 2024	% Variance
Ore mined	000 tonnes	254	-	- %
Waste (capital)	000 tonnes	3,347	8,388	(60) %
Waste (operational)	000 tonnes	297	-	100 %
Total waste mined	000 tonnes	3,644	8,388	(57) %
Total tonnes mined	000 tonnes	3,898	8,388	(54) %
Strip ratio	waste/ ore	14.34	-	100 %
Grade mined - gold	g/t	3.93	-	100 %
Grade mined - silver	g/t	86.58	-	100 %
Gold mined	000'oz	32.1	-	100 %
Silver mined	000'oz	707.1	-	100 %
Tonnes milled	000 tonnes	6	12	(50) %
Gold recoveries	per cent	-	0.2	(100) %
Silver recoveries	per cent	-	0.2	(100) %
Yield - Gold	g/t	1.0	1.3	(23) %
- Silver	per cent	6.3	6.4	(2) %
- Combined	eq g/t	1.1	1.3	(15) %

Gold produced	000'oz	0.2	0.5	(60) %
Silver produced	000'oz	1.2	2.4	(50) %
Total equivalent gold produced	000' eq oz	0.2	0.5	(60) %
Total equivalent gold sold	000' eq oz	0.1	0.5	(80) %
AISC	US$/oz	453,930	74,677	100 %
AISC	US$/ eq oz	425,211	70,142	100 %
AIC	US$/oz	1,002,151	206,790	100 %
AIC	US$/ eq oz	938,580	193,973	100 %
Sustaining capital expenditure	US$m	37.5	35.1	7 %
Non-sustaining expenditure	US$m	46.5	61.4	(24) %
Total capital expenditure	US$m	84.0	96.5	(13) %

During the September quarter, the focus at Salares Norte was on setting up the plant for a safe and sustainable restart and ramp-up. Activities involved the unfreezing and purging of remaining material in the primary circuits.

Ramp-up recommenced slightly ahead of the planned plant restart date of 30 September 2024 and the mine produced gold-equivalent production of 198oz during Q3 2024.

Total capital expenditure decreased by 13% to US$84m in the September quarter from US$97m with most of the capital relating to costs being capitalised as ramp-up capital, as commercial levels of production have not yet been achieved.

Cerro Corona

		September 2024	June 2024	% Variance
Ore mined	000 tonnes	3,223	3,167	2 %
Waste mined	000 tonnes	3,913	3,357	17 %
Total tonnes mined	000 tonnes	7,136	6,524	9 %
Strip ratio	waste/ ore	1.2	1.1	9 %
Grade mined - gold	g/t	0.59	0.44	34 %
Grade mined - copper	per cent	0.36	0.32	13 %
Gold mined	000'oz	60.9	44.5	37 %
Copper mined	000 tonnes	11,705	10,281	14 %
Tonnes milled	000 tonnes	1,539	1,433	7 %
Gold recovery	per cent	60.1	71.4	(16) %
Copper recovery	per cent	89.0	89.7	(1) %
Yield - Gold	g/t	0.44	0.38	16 %
- Copper	per cent	0.38	0.34	12 %
- Combined	eq g/t	0.84	0.79	6 %
Gold produced	000'oz	20.8	16.8	24 %
Copper produced	tonnes	5,586	4,707	19 %
Total equivalent gold produced	000' eq oz	41.5	36.5	14 %
	000'

Total equivalent gold sold	eq oz	35.2	37.9	(7) %
AISC	US$/oz	396	546	27 %
AISC	US$/eq oz	1,489	1,498	1 %
AIC	US$/oz	502	672	25 %
AIC	US$/eq oz	1,541	1,557	1 %
Sustaining capital expenditure	US$m	4.6	4.5	2 %
Non-sustaining capital expenditure	US$m	0.3	0.2	50 %
Total capital expenditure	US$m	4.9	4.7	4 %

Gold-equivalent production increased by 14% to 41,500oz in the September quarter from 36,500oz in the June quarter, mainly due to higher tonnes and higher gold and copper grades processed, in line with the mine sequence. As previously reported, Cerro Corona, experienced inclement weather in Q1 2024 affecting the stability of the North wall of the pit, resulting in a resequencing of mining to lower grade areas. Stability of the North wall was addressed during the June quarter with mining at Cerro Corona expected to continue to recover in Q4 2024.

AIC per gold ounce sold decreased by 25% to US$502/oz in the September quarter from US$672/oz in the June quarter, mainly due to a higher gold inventory credit to cost due to higher concentrate stock at the end of September compared to June.

Total capital expenditure increased by 4% to US$5m in the September quarter from US$5m in the June quarter, driven by the TSF Water Treatment Plant construction plan and TSF Coronation Channel construction.

Underground and surface

		Total Mine	Peru	Chile	Ghana		South Africa	Australia			
Imperial ounces with metric tonnes and grade		operations and Salares Norte	Cerro Corona	Salares Norte	Tarkwa	Damang	South Deep	Agnew	St Ives	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)*											
- underground ore	Sept 2024	1,634	-	-	-	-	449	277	522	385	-
	Jun 2024	1,555	-	-	-	-	445	315	423	373	-
- underground waste	Sept 2024	703	-	-	-	-	83	272	210	138	-
	Jun 2024	686	-	-	-	-	99	237	210	140	-
- surface ore	Sept 2024	8,201	3,223	254	3,809	-	-	-	12	-	903
	Jun 2024	7,293	3,167	-	3,600	-	-	-	-	-	526
- total	Sept 2024	10,538	3,223	254	3,809	-	532	549	744	523	903
	Jun 2024	9,534	3,167	-	3,600	-	544	552	633	513	526
Grade mined (grams per tonne)											
- underground ore	Sept 2024	5.7	-	-	-	-	6.3	6.7	4.3	6.2	-
	Jun 2024	5.2	-	-	-	-	5.5	5.5	4.2	5.9	-
- surface ore	Sept 2024	1.0	0.6	3.9	1.2	-	-	-	1.0	-	1.3
	Jun 2024	0.8	0.4	-	1.1	-	-	-	-	-	1.3
- total	Sept 2024	1.8	0.6	3.9	1.2	-	5.3	6.7	4.3	6.2	1.3
	Jun 2024	1.6	0.4	-	1.1	-	4.5	5.5	4.2	5.9	1.3
Gold mined

(000 ounces)*											
- underground ore	Sept 2024	300.1	-	-	-	-	91.5	59.3	73.0	76.3	-
	Jun 2024	262.3	-	-	-	-	79.1	56.0	57.0	70.2	-
- surface ore	Sept 2024	275.0	60.9	32.1	144.1	-	-	-	0.4	-	37.6
	Jun 2024	189.3	44.5	-	122.5	-	-	-	-	-	22.4
- total	Sept 2024	575.1	60.9	32.1	144.1	-	91.5	59.3	73.4	76.3	37.6
	Jun 2024	451.6	44.5	-	122.5	-	79.1	56.0	57.0	70.2	22.4
Ore milled/treated (000 tonnes)											
- underground ore	Sept 2024	1,629	-	-	-	-	433	298	496	402	-
	Jun 2024	1,655	-	-	-	-	418	313	564	360	-
- underground waste	Sept 2024	49	-	-	-	-	49	-	-	-	-
	Jun 2024	53	-	-	-	-	53	-	-	-	-
- surface ore	Sept 2024	8,494	1,539	6	3,733	1,254	307	-	490	-	1,164
	Jun 2024	8,145	1,433	12	3,667	1,236	282	-	475	-	1,041
- total	Sept 2024	10,172	1,539	6	3,733	1,254	789	298	986	402	1,164
	Jun 2024	9,854	1,433	12	3,667	1,236	753	313	1,039	360	1,041
Yield (Grams per tonne)											
- underground ore	Sept 2024	5.2	-	-	-	-	5.1	6.3	4.1	5.8	-
	Jun 2024	4.4	-	-	-	-	4.3	5.7	3.0	5.5	-
- surface ore	Sept 2024	0.9	0.8	1.1	1.1	0.8	0.1	-	1.2	-	0.9
	Jun 2024	0.9	0.8	1.3	1.0	0.9	0.1	-	1.0	-	0.9
- combined	Sept 2024	1.6	0.8	1.1	1.1	0.8	2.8	6.3	2.6	5.8	0.9
	Jun 2024	1.5	0.8	1.3	1.0	0.9	2.4	5.7	2.1	5.5	0.9
Gold produced (000 ounces)*											
- underground ore	Sept 2024	271.1	-	-	-	-	70.8	60.9	65.0	74.4	-
	Jun 2024	233.8	-	-	-	-	57.6	57.0	55.0	64.2	-
- surface ore	Sept 2024	257.9	41.5	0.2	128.9	33.2	0.9	-	18.8	-	34.4
	Jun 2024	237.4	36.5	0.5	115.9	37.3	0.9	-	15.1	-	31.3
- total	Sept 2024	529.0	41.5	0.2	128.9	33.2	71.7	60.9	83.8	74.4	34.4
	Jun 2024	471.2	36.5	0.5	115.9	37.3	58.5	57.0	70.1	64.2	31.3
Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)	Sept 2024	162	-	-	-	-	173	196	141	148	-
	Jun 2024	146	-	-	-	-	168	166	112	152	-
- surface	Sept 2024	33	35	697	36	28	33	-	41	-	22
	Jun 2024	33	40	147	33	25	38	-	45	-	25
- total	Sept 2024	54	35	697	36	28	118	196	91	148	22
	Jun 2024	53	40	147	33	25	119	166	82	152	25

* Excludes surface material at South Deep.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning.

These forward-looking statements, including among others, those relating to Gold Fields' future business strategy, development activities (including the permitting, development and operations of the Windfall Project) and other initiatives, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

This presentation includes certain non-International Financial Reporting Standards (IFRS) financial measures, including earnings before interest, taxes, depreciation, and amortisation (EBITDA), All-in Sustaining Cost (AISC), All-in Cost (AIC), all-in costs net of by-products, net debt, free cash flow and adjusted free cash flow. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Gold Fields; financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The financial information contained in this presentation has not been reviewed or reported on by Gold Fields' external auditors.

Administration and corporate information

Corporate Secretary
Anré Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email: anre.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 3869 0706
email: general@corpserv.co.uk

Investor enquiries
Jongisa Magagula
Tel: +27 11 562 9775
Mobile: +27 67 419 5903
email: jongisa.magagula@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

Private Bag X9000
Saxonwold
2132
Tel: +27 11 370 5000
Fax: +27 11 688 5248

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 43006
Providence RI
02940-3078

Overnight correspondence should be sent to:
BNY Mellon
150 Royall St., Suite 101
Canton, MA 02021
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign
email: shrrelations@cpushareownerservices.com

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Website
www.goldfields.com

Listings
JSE / NYSE

United Kingdom
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United Kingdom
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email: shareholderenquiries@linkgroup.co.uk

If you are outside the United Kingdom please call + (0) 371 664 0300

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YGH Suleman† (Chairperson) MJ Fraser• (Chief Executive Officer) A Andani#† PJ Bacchus*† ZBM Bassa†
MC Bitar@† TP Goodlace† SL McCrae^^† JE McGill^† PG Sibiya† SP Reid^ CAT Smit†

^Australian *British @Chilean #Ghanaian ^^Canadian
†Independent Director •Non-independent Director